EXHIBIT 12
Computation of Ratio of Earnings to Fixed Charges
The Boeing Company and Subsidiaries
(Dollars in millions)

	Nine months ended	Years ended December 31,
	September 30, 2016	2015	2014	2013	2012
Earnings before income taxes	$3,465	$7,155	$7,137	$6,232	$5,910
Fixed charges excluding capitalized interest	314	391	455	514	603
Amortization of previously capitalized interest	71	90	72	74	75
Net adjustment for earnings from affiliates	29	(34)	7	13	69
Earnings available for fixed charges	$3,879	$7,602	$7,671	$6,833	$6,657
Fixed charges:
Interest and debt expense(1)	$273	$339	$402	$461	$551
Interest capitalized during the period	126	158	102	87	74
Rentals deemed representative of an interest factor	41	52	53	53	52
Total fixed charges	$440	$549	$557	$601	$677
Ratio of earnings to fixed charges	8.8	13.8	13.8	11.4	9.8

(1)	Amount does not include tax-related interest expense which is reported as a component of Income tax expense in our Condensed Consolidated Statements of Operations.